UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission File Number: 1-15226

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ENCANA (USA) RETIREMENT PLAN

370 17th Street, Suite 1700

Denver, CO 80202

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ENCANA CORPORATION

Suite 4400, 500 Centre Street S.E., P.O. Box 2850

Calgary, Alberta, Canada T2P 2S5

Encana (USA) Retirement Plan

Financial Statements

and

Independent Auditors’ Report

December 31, 2016 and 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Management Pension & Benefits Committee

Encana (USA) Retirement Plan

Denver, Colorado

We have audited the accompanying statements of net assets available for benefits of the Encana (USA) Retirement Plan, as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Encana (USA) Retirement Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Management Pension & Benefits Committee

Encana (USA) Retirement Plan

Page Two

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting records and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ EKS&H LLLP
EKS&H LLLP

June 13, 2017

Denver, Colorado

ENCANA (USA) RETIREMENT PLAN

Statements of Net Assets Available for Benefits

		December 31,
		2016	2015
Assets
Investments, at fair value
Mutual funds		$112,965,358	$119,027,996
Common collective trust funds		105,615,685	97,617,703
Common shares		28,639,306	10,467,515

Total investments, at fair value		247,220,349	227,113,214

Receivables
Participant loans receivable		2,350,314	2,714,979
Other receivable	(Note 1)	—	2,096,347

Total receivables		2,350,314	4,811,326

Net assets available for benefits		$249,570,663	$231,924,540

See Notes to Financial Statements and Supplemental Schedule

ENCANA (USA) RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2016

Investment income
Net appreciation in fair value of assets		$33,107,686
Dividend income		2,328,132

Total investment income		35,435,818

Interest income

Interest income from participant loans		107,235

Contributions
Employer		15,871,883
Employee		11,087,506
Rollover		1,637,731

Total contributions		28,597,120

Deductions
Participant withdrawals and benefit payments		32,786,760
Administrative fees		188,932

Total deductions		32,975,692

Net increase before transfers		31,164,481
Transfers out to other plans	(Note 1)	(13,518,358)

Net increase		17,646,123

Net assets available for benefits
Beginning of year		231,924,540

End of Year		$249,570,663

See Notes to Financial Statements and Supplemental Schedule

ENCANA (USA) RETIREMENT PLAN

Notes to Financial Statements

1. Description of the Plan and Significant Accounting Policies

The following description of the Encana (USA) Retirement Plan (the “Plan”) provides only general information. Participants and all others should refer to the Plan document for a more complete description of the Plan’s provisions.

A) General

The Plan is a defined-contribution plan established on September 1, 1999, under which employer contributions are based on a fixed formula that is not related to profits and that is designated as a pension plan by the Plan Sponsor. The Plan Sponsor is Encana Services Company Ltd. (the “Company”). All employees of Encana Services Company Ltd. (U.S. Branch) and Encana Oil & Gas (USA) Inc. are eligible to participate in the Plan. The Plan includes immediate participant eligibility, automatic enrollment at 5% of participant compensation, the option for a participant to contribute using a percentage or flat dollar election and the option for a participant to elect dividend in cash or additional shares. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Board of Directors of the Company administers the Plan. Principal Financial Group (“Principal”) serves as trustee, manages Plan assets and maintains the Plan’s records. Principal offers Plan participants a variety of investment options. Individual accounts are invested in the various investment options at the direction of the participants.

The Plan was amended and restated as of December 31, 2015. Amendments to the Plan include the merger of the Athlon 401(k) Plan into the Plan. The assets were received by the Plan in January 2016. As of December 31, 2015 the assets were included in other receivable in the Statement of Net Assets Available for Benefits.

B) Transfers

In July 2016, Encana Oil & Gas (USA) Inc. divested the DJ Basin assets and all field staff and the majority of the Denver based DJ Basin team are now employed by a third party buyer. Net assets totaling $13,518,358 were transferred in September 2016 to the third party’s 401(k) plan. Participants in the plan were fully vested in the amounts transferred.

C) Contributions

Participants may make before-tax and after-tax contributions up to 75% of their annual compensation not to exceed limits by the Internal Revenue Service (“IRS”), which are adjusted annually by the Secretary of Treasury for inflation. This maximum percentage may be reduced by the Plan administrator in certain circumstances. The Plan also permits rollover contributions from other qualified retirement plans. Employee contributions to the Plan are made through regular payroll deductions, catch-up contributions, and Roth contributions, which are after-tax contributions tracked in a separate account but subject to the same limitations set forth under the Plan.

The Company will make a safe harbor matching contribution of 100% of elective deferrals up to 5% of compensation, which is invested in Encana Corporation common shares. In addition, the Company will make a contribution of 8% of compensation, invested at the direction of the participants.

ENCANA (USA) RETIREMENT PLAN

Notes to Financial Statements

D) Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution, Plan earnings or losses, forfeitures, and an allocation of Plan expenses. Allocations are based upon Plan earnings or losses and account balances, as defined. The benefit to which a participant is entitled is the vested portion of the participant’s account.

E) Vesting

Participants are vested immediately in their contributions plus actual earnings or losses thereon. Participants also have full and immediate vesting in the Company’s 5% safe harbor matching contribution portion of their accounts. Participants are fully vested in the Company’s 8% contribution after three years of service.

F) Participant Loans Receivable

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear an interest rate between 4.25% to 5.25%, equal to one percent over the prime rate published in the Wall Street Journal on the first business day of the month in which the loan is requested. The loans mature at various dates through 2031. Principal and interest is paid ratably through payroll deductions. Participant loans are recorded in the financial statements at amortized cost plus accrued interest.

G) Payments of Benefits

Upon termination of service, death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested account balance or annual installments over a life annuity. For termination of service for other reasons, a participant may receive the value of the vested account balance as a lump-sum distribution. Accounts with balances less than $1,000 may be immediately distributed upon a distribution event. Benefits are recorded as distributions to participants when paid.

H) Participant Termination and Forfeitures

Forfeitures occur when a participant terminates employment prior to satisfying the service years required to become vested in the 8% contribution made by the Company. In addition, forfeitures may occur when participants contribute above the annual maximum contribution amount; thus, the amount gets repaid to the participant, causing a forfeiture of those additional contributed funds. Forfeitures can be used to pay Plan expenses or reduce employer contributions. As of December 31, 2016 and 2015, forfeiture balances were $6,753 and $34,033, respectively. For the year ended December 31, 2016, $184,000 of forfeitures were used to reduce employer contributions and $149,958 of forfeitures were used to reduce administrative expenses.

I) Valuation of Investments and Income Recognition

Investments are recorded at fair value or net asset value (“NAV”) for common collective trust fund as reported to the Plan by the trustee. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 2 for discussion of fair value measurements.

ENCANA (USA) RETIREMENT PLAN

Notes to Financial Statements

The net realized and unrealized investments gain or loss (net appreciation or depreciation in fair value of investments) is reflected in the accompanying statement of changes in net assets available for benefits and is determined as the difference between fair value at the beginning of the year (or date purchased if during the year) and selling price (if sold during the year) or year-end fair value. Purchase and sales of investments are recorded on a trade-date basis. Interest income is recognized on the accrual basis. Dividends are recognized on the ex-dividend date.

J) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

K) Risk and Uncertainties

The Plan provides for various investments that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Additionally, some investments held by Principal are invested in the securities of foreign companies, which involve certain risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

2. Fair Value Measurements

Accounting principles generally accepted in the United States of America require disclosure about how fair value is determined and establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2:	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

ENCANA (USA) RETIREMENT PLAN

Notes to Financial Statements

The following is a description of the valuation methodologies used for the investments measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Mutual funds:

Mutual funds are valued at the daily closing price as reported by the fund. All of the mutual funds are funds with quoted daily net asset values that are directly observable in the marketplace by market participants.

Common collective trust funds:

The Principal Trust Income and Target Funds are held in common collective trust funds, which consist of investments in mutual funds, collective trusts and pooled separate accounts (“PSAs”). The Stable Value Fund, held in a common collective trust fund, invests in conventional and synthetic guaranteed investment contracts (“GICs”) issued by life insurance companies, banks and other financial institutions with excess cash invested in cash equivalents. These investments are valued at their net asset values (“NAV”) per share as of the close of business on the valuation date as a practical expedient for the estimated fair value. The NAV is quoted on a private market that is not active; however, the unit price is based on the value of the underlying investment assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV for the Stable Value Fund is based on the contract value of fully benefit-responsive contracts, conventional and synthetic GICs, which represents invested principal plus accrued interest thereon. The Principal Trust Income Fund seeks current income and, as a secondary objective, capital appreciation. The Principal Trust Target Funds seek total return consisting of long-term growth of capital and current income, consistent with the investment strategy of an investor who expects to retire in a specific year. The Stable Value Fund seeks to provide preservation of capital and relatively stable returns regardless of the volatility of the financial markets.

These investments are valued at the NAV of the units held by the Plan. NAV would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value.

Common shares:

Investments in common shares are valued at its closing price reported on the active market on which the securities are traded on the last business day of the year.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2016 and 2015:

2016

Description	Level 1	Level 2	Level 3	Total
Mutual funds	112,965,358	—	—	112,965,358
Common collective trust funds (net asset value*)	—	—	—	105,615,685
Common shares	28,639,306	—	—	28,639,306

Total	141,604,664	$—	$—	$247,220,349

ENCANA (USA) RETIREMENT PLAN

Notes to Financial Statements

2015

Description	Level 1	Level 2	Level 3	Total
Mutual funds	119,027,996	—	—	119,027,996
Common collective trust funds (net asset value*)	—	—	—	97,617,703
Common shares	10,467,515	—	—	10,467,515

Total	$153,471,205	$—	$—	$227,113,214

*	In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

3. Income Taxes

The Plan obtained a favorable opinion letter, dated June 23, 2014, from the IRS as to the qualified status of the Plan. The Plan administrator believes that the Plan continues to be operated and administered in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provisions for income tax have been included in the Plan financial statements.

Generally accepted accounting principles in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

4. Administration of the Plan

The Company provides, at no cost to the Plan, certain administrative, accounting, and legal services to the Plan and pays the cost of certain outside services for the Plan.

5. Partial Termination

As a result of a reduction of the Plan Sponsor’s workforce in 2016 and 2015, the Plan experienced a partial plan termination as defined by ERISA in 2016. Under ERISA, a partial plan termination may occur if a significant percentage of the Plan participants are terminated because of an action taken by the Plan Sponsor. If a partial plan termination occurs, full vesting in the employer’s 8% contribution is required for the affected participants, but the remaining participants’ vesting continues to be determined per the plan provisions.

All affected employees who were participants in the Plan were fully vested in their account balances at the date of their partial plan termination.

ENCANA (USA) RETIREMENT PLAN

Notes to Financial Statements

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated for any reason, all participants become 100% vested and the Plan administrator is to distribute each participant’s interest to the participant or their beneficiary.

7. Party-in-Interest

Certain Plan investments are shares of mutual funds managed by Principal’s affiliates. Principal is the Trustee as defined by the Plan and these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.

The Plan allows participants to invest in Encana Corporation’s common shares. As the Company is the sponsoring entity of the Plan, the common shares qualify as party-in-interest transactions.

The Plan allows participants to borrow from their vested account balance. Principal is the Trustee as defined by the Plan and participant loans qualify as party-in-interest transactions.

8. Concentration of Investments

As of December 31, 2016 the Plan held $28,639,306 of Encana Corporation common shares and $25,002,542 in the Vanguard Institutional Index INST, which were approximately 12% and 10% of total investments, respectively. As of December 31, 2015 the Plan held $23,679,388 in the Vanguard Institutional Index INST, which was approximately 10% of total investments. The net assets available for benefits would be sensitive to any changes in the value of Encana common shares and the Vanguard Institutional Index INSTL. The Vanguard Institutional Index INSTL seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks and would be subject to stock market risk, which is the chance that stock prices overall will decline.

9. Reconciliation to Form 5500

The following is a reconciliation of the net assets available for benefits per the Financial Statements to the Form 5500:

	December 31,
	2016	2015
Net assets available for benefits per Financial Statements	$249,570,663	$231,924,540
Adjustment from contract value to fair value for fully benefit-responsive contracts included in the common collective trust fund NAV	4,300	36,532

Net assets available for benefits per Form 5500	$249,574,963	$231,961,072

ENCANA (USA) RETIREMENT PLAN

Notes to Financial Statements

The following is a reconciliation of the net decrease in assets available for benefits before transfers per the Financial Statements to the Form 5500 for the year ended December 31, 2016:

Net increase before transfers out to other plans per Financial Statements	$31,164,481
Add – Change in the adjustment from contract value to fair value for fully benefit-responsive contracts included in the common collective trust fund NAV	(32,232)

Net income—per Form 5500	$31,132,249

The accompanying Financial Statements present the stable value fund, a common collective trust fund, at NAV; NAV includes indirect investments of fully benefit-responsive contracts measured at contract value. The Form 5500 requires these embedded fully benefit-responsive investment contracts in the common collective trust fund to be presented at fair value using valuation methodologies appropriate for each underlying investment contract. Therefore, the adjustment from contract value to fair value for the fully benefit-responsive investment contracts represents a reconciling item.

10. Subsequent Events

The Plan has evaluated all subsequent events through the auditor’s report date, which is the date the financial statements were available to be issued. There were no significant subsequent events that required recognition or disclosure in the financial statements.

SUPPLEMENTAL SCHEDULE

ENCANA (USA) RETIREMENT PLAN

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2016

Employer Identification Number: 90-1021013

Plan Number: 001

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
	Vanguard Institutional Index INSTL	Mutual Fund	$25,002,542
	DFA U.S. Small Cap	Mutual Fund	17,885,581
	Vanguard Windsor II Fund – Admiral	Mutual Fund	16,410,174
	PIMCO Total Return Instl	Mutual Fund	14,927,587
	Hartford Intl Opp Y Fund	Mutual Fund	12,118,090
*	Principal Large Cap Growth I Inst	Mutual Fund	8,917,062
*	Principal Real Estate Secs Inst	Mutual Fund	5,539,499
*	Principal Mid Cap S&P 400 Index Inst	Mutual Fund	3,353,999
*	Principal Bond Market Ind Inst	Mutual Fund	2,824,455
	T. Rowe Price Inst Emerging EQ	Mutual Fund	2,227,371
*	Principal Small Cap S&P 600 Index Inst	Mutual Fund	1,765,917
	PIMCO Global Bond (Unhedged) Instl	Mutual Fund	1,036,741
*	Principal Intl EQ Ind Inst	Mutual Fund	956,340

	Total mutual funds		112,965,358

**	Principal Trust Target 2045 Fund	Common Collective Trust Fund	$14,484,770
**	Principal Trust Target 2025 Fund	Common Collective Trust Fund	13,666,113
**	Principal Stable Value Inst FD+	Common Collective Trust Fund	13,373,588
**	Principal Trust Target 2050 Fund	Common Collective Trust Fund	12,256,916
**	Principal Trust Target 2040 Fund	Common Collective Trust Fund	11,981,086
**	Principal Trust Target 2020 Fund	Common Collective Trust Fund	11,209,422
**	Principal Trust Target 2035 Fund	Common Collective Trust Fund	10,660,394
**	Principal Trust Target 2030 Fund	Common Collective Trust Fund	9,790,634
**	Principal Trust Target 2055 Fund	Common Collective Trust Fund	3,913,406
**	Principal Trust Target 2015 Fund	Common Collective Trust Fund	2,220,033
**	Principal Trust Income Fund I	Common Collective Trust Fund	856,756
**	Principal Trust Target 2060 Fund	Common Collective Trust Fund	816,921
**	Principal Trust Target 2010 Fund	Common Collective Trust Fund	385,646

	Total common collective trust funds		105,615,685

*	Encana Corporation common shares	Common Shares	$28,639,306

	Total common shares		28,639,306

		4.25% – 5.25% with maturities through 2031,
*	Participant loans receivable	collateralized by participant vested balances	$2,350,314

	Total loans receivable		2,350,314

			$249,570,663

* Party-in-interest
** Party-in-interest. Current value is reported as net asset value

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Management Pension & Benefits Committee, as administrator of the Encana (USA) Retirement Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ENCANA (USA) RETIREMENT PLAN

Date: June 13, 2017	By:	/s/ Chris Casebolt
	Name:	Chris Casebolt
	Title:	Management Pension & Benefits Committee Member

Form 11-K Exhibit Index

Exhibit No.

23.1	Consent of EKS&H LLLP.